September 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Top Wealth Group Holding Limited
Confidential Submission of Draft Registration Statement on Form F-1
CIK No. 0001978057

Ladies and Gentlemen:

On behalf of our client, Top Wealth Group Holding Limited (the “Company”) is confidentially submitting a Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) for confidential non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of such registration statement. The registration statement relates to a best efforts public offering of Class A Ordinary Shares of the Company.

The Company acknowledges to the Staff that the Company will publicly file its registration statement, along with the Draft Registration Statement, such that both are publicly available on the EDGAR system at least two business days prior to the requested effective date of the registration statement.

Should the Staff have any questions concerning this submission or require any additional information, please contact the undersigned at +1 (310) 728-5129 or our counsel Mr. Herman Lee at +852 3923 1158.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence Venick Partner